UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2018

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

[Free English Translation]

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer´s Registry No. 90.400.888/0001-42

Company Registry No. 35.300.332.067

Minutes of the Board of Directors Meeting held on April 10, 2018

On April 10, 2018, at 11a.m., by conference call, the Board of Directors of Banco Santander (Brasil) S.A. (“Company” or “Santander”) have met, with the attendance of majority of its members, to decide on the following Agenda:

(I) To appoint, in accordance with article 17, XXI and XXIX, of the Company's Bylaws and of the favorable recommendation of the Nomination and Governance Committee, for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2018 Ordinary Shareholders Meeting, Mrs. Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55, to the function of Coordinator of the Audit Committee of the Company, replacing Mr. José Luciano Duarte Penido, who leaves to be part of this Committee;

(II) To confirm the composition of the Audit Committee of the Company, which will be in force from the date of the possession date of the new Coordinator named: Mrs. Deborah Stern Vieitas, Brazilian, married, public administrator and journalist, bearer of the Brazilian Identity Card (“RG”) No. 3.839.280-X SSP/SP, enrolled with CPF/MF under No. 013.968.828-55, as Coordinator, in accordance with §1º of article 30 of the Company's Bylaws; Mr. Luiz Carlos Nannini, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 9.221.586-5 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 038.563.538-95, as technical qualified member, pursuant to article 12, §2º of the CMN Resolution nº 3.198/2004; Mrs. Elidie Palma Bifano, Brazilian citizen, married, bachelor's degree in law, bearer of Identity Card RG nº  3.076.167 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº  395.907.558-87, pursuant to § 6º of article 12 of the CMN Resolution nº 3.198/2004, as amended; and Mr. Julio Sergio de Souza Cardozo, Brazilian citizen, married, accountant, bearer of Identity Card RG nº 01.845.165-8 – SSP/RJ, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 005.985.267-49; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP;

(III) To dismiss Mrs. Deborah Stern Vieitas, above indicated, of the function of Coordinator of Risk and Compliance Committee of the Company, of which it will cease to be part, in compliance with Resolution CMN nº 4.557, February 23 2017;

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[Free English Translation]

(IV) To appoint, in accordance with article 14, §6º, of the Company's Bylaws and of the favorable recommendation of the Nomination and Governance Committee, or a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting, Mr. Bernardo Parnes, Brazilian citizen, married, business administrator, bearer of Identity Card RG nº 8.331.247-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 006.102.448-17, current member of the Risk and Compliance Committee of the Company, to the function of Coordinator of Risk and Compliance Committee of the Company; and

(V) To confirm the composition of the Risk and Compliance Committee of the Company, all for a term of office entering in force until the investiture of the elected persons at the first meeting of the Board of Directors being held after the 2019 Ordinary Shareholders Meeting:

Mr. Bernardo Parnes, Brazilian citizen, married, business administrator, bearer of Identity Card RG nº 8.331.247-X SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 006.102.448-17, as Coordinator; Mr. Álvaro Antonio Cardoso de Souza, Portuguese citizen, married, economist, bearer of identity card RNE nº W401505-E, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 249.630.118-91; Mr. Conrado Engel, Brazilian citizen, married, engineer, bearer of Identity Card RG nº 12849016-7 SSP/PR, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 025.984.758-52, Mr. José de Paiva Ferreira, Portuguese, married, business administrator, bearer of Foreigners Identity Card RNE No. W274948-B, enrolled with CPF/MF under No. 007.805.468-06; and Mr. René Luiz Grande, Brazilian citizen, married, economist, bearer of the identity card RG nº 6.309.316-9 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 583.893.348-87; all with offices at Avenida Presidente Juscelino Kubitschek, nº 2041 and 2235 – Bloco A – Vila Olímpia, São Paulo/SP. Mr. Álvaro Antônio Cardoso de Souza and Mr. René Luiz Grande fulfill the independence requirements pursuant to the article 45 §5º and Mrs. Bernardo Parnes, acting as Coordinator of the Committee, fulfill the independence requirements pursuant to the article 45 §§ 5º and 6, all of CMN Resolution nº 4.557 of February 23, 2017.

It was registered in the minutes that:

(a) The members herein appointed said they are not involved in crime provided for in the law that would prevent them from exercising commercial activities, particularly those mentioned in § 1°, of Article 147 of the Corporation Law; and

(b) The Coordinator of the Audit Committee just appointed represent that she fulfill all the conditions set forth in CMN Resolution nº 4.122/2012, as well as of CMN Resolution nº 3.198/2004, as amended by CMN Resolution nº 4.329/2014, and shall only take office of her post after authorization of her election by the Central Bank of Brazil; during this period the current Coordinator of the Committee remain in the exercise of his function.

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[Free English Translation]

There being no further matters to be resolved, the Meeting was adjourned, and these minutes have been drawn up, read, approved, and signed by all the attendees.

São Paulo, April 10, 2018.

Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Patricia Wright, Deborah Stern Vieitas, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: April 10, 2018

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer